TSX: EQX NYSE-A: EQX

Equinox Gold Delivers First Gold at its Valentine Gold Mine in Newfoundland and Labrador, Canada

September 15, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce the first gold pour at its Valentine Gold Mine ("Valentine") located in Newfoundland and Labrador, Canada.

Darren Hall, Chief Executive Officer of Equinox Gold, commented: "Commissioning of the Valentine process plant is progressing extremely well, with mill throughput averaging 47% of nameplate for the first 15 days of operation, resulting in first gold being poured earlier than expected, on September 14, 2025. I am very pleased with commissioning progress, which positions Valentine to ramp-up to its nameplate capacity of 2.5 million tonnes per year in Q2 2026.

"First gold at Valentine reflects the vision, determination and teamwork of many people who advanced this mine from concept to reality. I extend my congratulations to Jason Cyr and the entire Valentine team for delivering first gold safely and responsibly. Today we celebrate not only this milestone, but also the opportunities and benefits that Valentine will generate for our employees, communities and shareholders for many years to come.

"Commencing production at Valentine marks the beginning of a new chapter for Equinox Gold. With both Valentine and Greenstone now ramping up to capacity, the Company is set to become the second largest producer of Canadian gold."

Once fully operational, Valentine will be Equinox Gold's second-largest mine, the largest gold mine in Atlantic Canada, and a significant contributor to the Newfoundland and Labrador economy. Valentine is a conventional crush-grind carbon-in-leach operation expected to produce between 175,000 and 200,000 ounces of gold annually for the first 12 years of its 14-year reserve life1 when operating at design capacity of 2.5 million tonnes per year. Equinox Gold is advancing opportunities to both increase production and extend the mine life, including a Phase 2 expansion to increase plant throughput and exploration potential at numerous new discoveries on the property.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

EVP Capital Markets

T: 778.998.3700

E: ryan.king@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns;  expectations for Valentine operations, including achieving design capacity, anticipated production, and the potential to extend the mine life and increase production, including a Phase 2 expansion; expectations for Greenstone operations, including achieving design capacity; and expectations for exploration upside and potential future mining opportunities around Valentine. Forward-looking Information is generally identified using words like "will", "potential", "growth", "increase", "expect", "upside", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: The ramp-ups at Valentine and Greenstone being completed and performed in accordance with current expectations; the results of exploration programs being consistent with expectations; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects, including Valentine and Greenstone; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans; and the ability of the Company to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Footnotes

1. Refer to the "Valentine Gold Project NI 43-101 Technical Report and Feasibility Study" dated November 30, 2022, found on the Equinox Gold website at www.equinoxgold.com/operating-mines.